SEC
Mail Processing
Section
MAR 16 2020
Washington DC
413

20012864

ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68618

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STONEPINE ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2479 E BAYSHORE RD SUITE 703
(No. and Street)

PALO ALTO	**CA**	**94303**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reilly, Managing Partner **650-866-5371**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Moss Adams LLP
(Name - if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	**Dallas**	**TX**	**75231**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Reilly, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stonepine Advisors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

James Reilly
Signature

Managing Partner
Title

Subscribed and sworn to before me this 28 day of February 2020

Laura L. Bryson
Notary Public

LAURA L. BRYSON
Notary Public, State of Texas
Comm. Expires 06-20-2021
Notary ID 131179099

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEPINE ADVISORS, LLC

FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

(Public)

STONEPINE ADVISORS, LLC

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Stonepine Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the Company) as of December 31, 2019 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 28, 2020

We have served as the Company's auditor since 2016.

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	36,843
Due from related party		4,776
Accounts receivable, net		6,000
Prepaid expenses		6,968
Security deposit		2,800
Property and equipment, net		1,366
TOTAL ASSETS	$	58,753

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	7,559
Deferred revenue		-
TOTAL LIABILITIES		7,559
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY		51,194
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	58,753

The accompanying notes are an integral part of these financial statements.

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides services as a strategic and financial advisor to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Menlo Park, California.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has a single line of business providing advisory services regarding fundraising for technology companies. Revenue from these services is composed of fixed consulting fees and variable investment banking fees. These revenues are subject to the guidance of Accounting Standards Codification ("ASC") 606 - Revenue from contracts with customers and are included in investment banking and private placement consulting line item on the statement of income. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Fees from investment banking and venture capital activities are recognized when a client completes a transaction, the point at which the performance obligation is satisfied. Investment banking fees were $81,000 for the year ended December 31, 2019. Consulting fees are recognized as the services are performed and retainer fees are recognized over the period to which the retainer relates. The Company's client receives the benefit from consulting fees over that time period and the performance obligation is satisfied. Consulting revenue was $49,000 for the year ended December 31, 2019. The economic conditions which affect the firm's operations are related to overall trends in the economy and to technology companies.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2019.

Accounts Receivables and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The Company has recorded $30,000 as an allowance for doubtful accounts as of December 31, 2019. The Company does not typically recognize interest income on trade receivables.

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2017, 2018, and 2019.

Note 2 - Summary of Significant Accounting Policies (continued)

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company's records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. The Company records deferred revenue when payment is received, and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts of $0 at January 01, 2019.

The Company's deferred revenue relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at January 1, 2019 was $5,000 and there were no other prior year commitments that related to current year revenue.

Advertising

The Company expenses its advertising costs as incurred. Advertising expense, included in advertising and marketing, was $4,529 for the year ended December 31, 2019.

Leases

On January 1, 2019, the Company began accounting for leases under the Accounting Standards Update 2016-02, *Leases (Topic 842)* accounting guidance, which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach upon the adoption of this accounting standard.

The Company leases its office under a month-to-month operating lease agreement. In January 2019, the Company entered a month to month lease for its new office in Menlo Park, California with monthly rent of $2,185 through March 31, 2019. The Company moved to a new location in Palo Alto, California in April 2019.The Company entered into a month to month lease arrangement of $2,500 per month. Rent expense for 2019 totaled $30,628.

The Company does not have a Right-of-Use Asset or lease obligation under the current lease arrangement.

Note 3 – Commitments and Contingencies

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

Note 4 – Related Party Transactions

As of December 31, 2019, the amount due from the sole managing member for expense reimbursement was $4,776.

Note 5 – Property and Equipment:

Furniture and equipment	$ 1,639
Accumulated Depreciation	273
Net	$1,366

The Company's policy is to record as a fixed asset any purchase greater than $1,000. Equipment has a useful life of three years and furniture has a useful life of seven years.

Note 6 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2019, the Company's net capital was $28,635, its ratio of aggregate indebtedness to net capital was to 0.26 to 1, and its excess net capital was $23,635 in excess of the required minimum net capital.

The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC, under paragraph k(2)i.

Note 7 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 7 – Concentration of Credit Risk (continued)

The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

For the year ended December 31, 2019, revenues from one customer represented 100% of total revenues.

Note 8 – Liquidity

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its Managing Member. As of December 31, 2019, the Company had cash of $36,843 and liabilities of $7,559.

Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The managing member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support.

Note 9 – Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. However, there is no assurance that such capital infusions will continue in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not contain any adjustments that might result from the outcome of these uncertainties.